REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                 March 30, 2000







                               LEON TOURS LIMITED
                         (Registrant's name in English)

                                 Saffrey Square
                            Bay Street and Bank Lane
                                   Suite 104A
                                   Box N-3927
                                 Nassau, Bahamas
                         (Address of Principal Offices)

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Changes in Registrant's Certifying Accountant

     On approximately February 28, 2000, Karsh & Company, P.C., the principal independent accountants of Leon Tours Limited, a corporation organized under the laws of the Commonwealth of the Bahamas (the "Company"), resigned because of a business decision made by management of Karsh & Company, P.C. to cease rendering services for clients which involve services or representation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. There were no disagreements with Karsh & Company, P.C. which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Karsh & Company, P.C., as the Company's principal independent accountant, did not provide an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modify its opinion as to uncertainty, audit scope or accounting principles.

     On March 8, 2000, the board of directors of the Company approved and authorized the engagement of Jones, Jensen Co., 50 South Main Street, Suite 1450, Salt Lake City, Utah 84144 as the principal independent accounts for the Company.

Exhibits

     Letter on Change in Certifying Accountant.



                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                            LEON TOURS LIMITED

March 30, 2000                              By: /s/ Luther Jeffries
--------------                              -----------------------
                                            Luther Jeffries, President